Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

NATCO/CAMERON
          Meeting

NATCO/Cameron Meeting

Moderator (John Clarke, CEO Natco)

I want to add my welcome to Scott for not only the people that are in this room, but also those that are going to listen in worldwide or follow up on the webcast later on. We’re here to introduce a great topic, but before we do that, let me remind you of a couple of housekeeping rules.  Obviously, we have a very full house today, overflow crowd. Safety’s still a primary concern. We can exit through both of these doors out the door by Louis, out that way to the left – Riley, point back there in the back. So, don’t trample anybody if anything happens.

All right. Shock value there.  This is a great day I think for Natco and for our shareholders, employees and customers.  I think it’s one that we’ve all worked very hard to accomplish and I want to tell you that it really is the result of the hard work of everybody in this organization.  You are the people that create the value and this is the value proposition that Cameron has recognized and this is why we’re here because last night we announced a transaction that when it’s approved by our shareholders, will result in Natco becoming part of the Cameron organization.

And so I thought what we would do today is try to answer a few of your questions because no doubt there are more than a few bouncing around in your head.  But I thought we would talk about what are we going to do; why did we do it; what does it all mean; what’s next; how do I keep up; and by the way, who’s that guy?  And if I can get him to stand up, this is Jack Moore, who’s the CEO of Cameron.  (Applause)  There you go. We always treat our guests warmly, but I’ve had the pleasure of getting to know Jack really since the first of the year and I can tell you that if tone at the top counts for anything in an organization and you know that I am a strong believer in that, Cameron is a great organization, great leadership team, many of the same core values that Natco had and I think it goes from this guy in this corner office.  Jack, by way of background has been there since 1999.  He’s moved up through the organization.  He’s been the Chief Operating Officer since the early part of 2007 and took the CEO’s role in April of last year.  In a few minutes, you’re going to get a chance to hear a little bit more about Cameron and some of the things that they think are important as they look at this combination going forward.

So, what are we doing?  Natco is going to be acquired by Cameron in a stock for stock transaction and I think it’s important to note that that is a transaction that is not a sale.  It is a combination where our shareholders will benefit from all of the things that we get by bringing these two organizations together.  The trade itself was that our shareholders will get 1.185 shares of Cameron stock for each of our Natco shares that we own and as of the date that we cut the deal, which was last night, that meant that the share price was worth $38.45 and that implied an enterprise value of $780 million and importantly, for our shareholders that was about a 42 percent over the last 10 days of trading. Again, I think acknowledging the merits of the deal going forward.

There are still a number of hurdles that we have to get through in terms of regulatory approvals to get this across the goal line. We got Hart-Scott Rodino, which is an antitrust filing that we’ve got to clear. We’ve got to get through the SEC and then eventually, we’ll have to have a shareholder vote, all of which I think will occur somewhere in the third quarter kind of timeframe and in terms of how we will fall into the Cameron organization in their Drilling and Production Services group, which is the largest part of their organization, we will plug into that group and align ourselves with Petreco, who we all know as a fierce and friendly competitor from time to time and we will also fold in our subsea initiatives with the things that Cameron has had in flight for the last several years.

So, why do we do this?  And, again, I would repeat that we, the board, we, the management, were not pursuing a sales transaction. We were perfectly content to run this company and let Patrick retire in 15 mores, right?  But, the fact of the matter is when you do a good job, it gets recognized and Cameron has long I think followed that Natco’s progress as we followed.  There’s a lot of synergies between the two companies and Jack approached us earlier in the year about whether we would be interested in some type of strategic combination, which again makes a kind of sense when you hear the story fully laid out.  If you look at what we do bring together, if you look at our electrostatics, our CO2 membrane, our high performance separation with their produced water, their gas conditioning and their mag reclamation, which I think is fascinating – I  don’t know anything about it.  We really do bring together like binding two companies, a full slate of technologies offering to offer up to our customers.  In terms of the synergies that come from the combination, we are able to leverage our infrastructure in our organization in a very big way.  I think we will end up putting the best athletes on the field as I said on the phone call today and I think that’s a great opportunity for both organizations moving forward.

The other thing that I think is significant from our standpoint is we do eliminate the cost of being a public company and the fact of the matter is we are too big to be small and too small to be big. So, we’re kind of caught in that middle zone where it’s hard to make something work without either having a lot more scale or being small and running under the radar screen.  And again as I talked about the product offerings get a boost on both sides. The other exciting thing I think for the future is the opportunity to further invest in our R&D effort. This is going to be a huge plus when the lab opens towards the end of the year.  We’ll be able to bring the best and the brightest that we’ve got.  That project is going to continue and we’re going to work to bring more new products to the market as quickly as we can, particularly advancing both initiatives from both companies on the subsea side of the part.  And again, bottom line, this is the way to maximize the value for our shareholders over time.

Core values.  That was one of the things that we talked a lot about. To begin with culturally, how will these organizations come together, and as I said, I think that you’re going to find soul mates in the Cameron people like you find here at Natco, shared values around safety.  The first thing that we talked about was no one gets hurt and nothing gets harmed, which I think was a great little capsulized version of what we think of as Target Zero and our focus on HS&E;  compliance as well.  State-of-the-art compliance programs all carry on the same tradition of Natco in terms of doing business the right way in the places that we operate.

So, what does it mean?  As I said, it’s the ultimate compliment, the ultimate recognition of success is that somebody wants to own you and is willing to pay a premium price for it. So, I think you should all pat yourself on the back.  It, no doubt, brings short-term uncertainty, right?  It’s okay to be nervous. Everybody nervous?  Yeah.  Okay. That’s all right.  But it’s also going to move from nervousness to I think some excitement around some of the things that we’re going to be able to do together. So, it’s okay to be nervous for awhile.  You’re going to have lots of questions and we are going to do our very best to answer those questions in a timely, forthright manner like we’ve done on everything that we put the organization through in the last four or five years.  The proudest thing I think of this organization that I’ve seen in five years is the ability to adapt and embrace change and this is yet one more of those chapters that the organization has to step up to, and I think as you get into it and get comfortable with it, you’ll see that those opportunities are there not only for us as a company but for you, personally, as well.  We’ve got about 75 days, 90 days, maybe of transition to work through and that’s going to be a tough time because there’ll be distractions, we’ll be working on post-closing integration while at the same time doing the three jobs that you have to do in the eight to five shift anyway. But, again, new opportunities I think will abound out there.

What’s next?  The regulatory process and the shareholder vote has to run its course and we’ll be working on that through the better part of the summer but I am optimistic that we can get something closed by the end of the third quarter.  We will be forming joint transitional teams to help on the post-closing integration.  Patrick and I have asked Bob Curcio to head that effort from our standpoint and that will be kicking off later on this week, early part of next week. We will be working in that period of time to begin to design the organization that will be best suited for implementing the plan and obviously, all of the leadership team will be involved and will have a voice in shaping some of those decisions going forward.  And again because we are now bringing a whole stable of product technologies and portfolio products to bear, we’ve got to work on how will we best brand the two combined names which between Petreco and Natco, not only are household names but the brands that are sub-branded underneath those, we have to figure out how that all fits in and works together. And again, during this period of time, it’s a great opportunity to get to know more about the company that you’re going to be part of and the people that you’re going to be working with. So, within the rules of the road in terms of exchanging information and data, it’ll be a great time to get to know each other.  And, again, unfortunately we still have to run our business everyday.  For all of the people that are involved in Oracle, we’re going to continue on that track to get Go Live 2 in place and push on the migration to that EBS system.

In terms of how do you keep up?  Nobody likes this except me, but as you know, I get to do this one more time. Communication is the antidote to uncertainty and if you have questions, ask them.  We may not have all the answers, but we’re not trying to hide anything from you at all and if we can tell you within the guidelines of what the regulations will allow us and what our business practices will allow, we’re obviously going to be responsive to that.  We are working on how to best formulate those communications plans.  As the deal progresses, we’re working on some frequently asked questions. We’ll have explanations around benefits – that’s always going to be an important question in people’s mind as they migrate from one to the other.  Hopefully, we’ll be able to use our website and Cameron’s website in some fashion, again, subject to legal constraints because we will be in a period of registration and there are all sorts of rules around solicitation of votes and the like. But I would encourage all of you if you have not done it yet, visit the Cameron website.  It’s very helpful and I think it’ll be a good way to begin to educate yourself.

Patrick and I and the rest of the team are fully committed and I’ve got to read this ‘cause I want you to listen to the words, “We will tell you everything you need to know to do your job and make your personal plans as soon as possible, even if it is not yet everything you want to know.” Now, I’ve said that to my children a few times. They don’t like it very much, but it’s a fair trade.  Right?  Everything you need to know we will tell you. Everything you want to know, you may not be able to know because we may not be able to even explain yet. So, again, everybody work together.  It’ll all work out – we’ll keep everybody plugged in.

Who’s that guy?  All right.  Let’s make him work for his dinner here.

Jack Moore, CEO Cameron
First of all, let me thank John for the privilege of getting to visit with y’all in person.  This is, you know, I’m looking at the best part of Natco right here and that’s all the employees in this room and all the employees on this call. That is always the greatest asset that you can acquire in any kind of transaction.  So, I’m privileged to be able to address you personally.  I will say, Wow!  Wow!  This is wow for Cameron. This is the largest transaction we have ever done in the history of Cameron. So, $780 million value transaction, y’all have created one fabulous enterprise and we are just thrilled to be able to bring it into the Cameron family and I hope that as we go through this process over the coming 60, 75 days and the sooner the better, to bring this thing into the organization, I think we’ll all be pleased.

You know, one of the things that John and I when we first talked about this opportunity and I will tell you that Cameron has admired Natco for many years.  This is, you know, this is something we have talked about probably more among ourselves and in Cameron in terms of how can we put these great companies together? And really, to be honest, how can we bring Cameron in to make Natco a part of Cameron, to make Cameron more effective and a bigger player in this separation process technologies business?  If you look at Cameron and John said go on our website, what we do is everything that our customers produce flows through our  products – no different than yours – and if you look at what process technologies does in terms of its fit within the flow of customer products, everything they produce has to be processed in some way, shape or form, whether it’s onshore, whether it’s offshore; whether it’s in the U.S. or the Middle East or in the Far East or West Africa. So, when you think about the impact that you could have if you can touch that every day, every minute, it’s a wonderful market opportunity because our industry never sleeps, right?  So, this is why this business is important to Cameron.  We fell in love with it after we acquired Petreco in 2004. We didn’t really appreciate it until we had a piece of the business and Petreco fit in a very small part of really – not a very small part, but just a piece of Natco. When you look at Natco with the S&T [Standard and Traditional] and A&C [Automation and Controls] businesses, we’re not in those businesses. So, all those really compliment what we do in other areas of our industry and the real fit with Natco and I’m talking about when you put both organizations together and say, Here’s some real synergy from the product side and the technology side, is really in the IES [Integrated Engineered Solutions] piece and the Petreco piece.  And you guys are bigger than us.  So, we’re just thrilled to be able to have that opportunity.

I can talk forever, I know, and John’s probably saying, Look, they have work to do. So, let’s see, Cameron. We’re a Fortune 500 company.  Last year we had $5.8 billion in revenue.  We make money, which John likes.  That’s kind of important, especially in this day and age when you see other things going on in the world.  One thing I will say we are not going to brand this product to this new company, Pontiac, even though I know that brand is available today (laughter). So, we won’t use that.  Oh, let me go back.  I don’t want to get there that quick.  Here’s kind of a thumbnail sketch of who we are.  We like to build things like Natco but we don’t build things in the process and separation business.  It’s interesting when we acquired Petreco, it was an outsource strategy and it’s kind of not Cameron strategy.  I mean, if you look at where we got our roots, not unlike Natco – National Tank Company in what 1920s, I think Patrick – Patrick were you part of it back then?  (Laughter)  I don’t think he was.  We know Joe Wilson was.

So, but you know Cameron got its start in 1922 over here in Houston building blowout preventers. We invented the first oilfield safety devices I like to say and it’s evolved now to be what it is and so when you look at our past to where we’ve gotten to, there’s a lot of similarities in terms of  the growth in the industry and the impact both these companies have made in the marketplace around the world.  But we like to build things and like you, we feel that when you control the manufacturing process, you control your quality, you control your delivery, you control your ability to respond to customers in any way shape or form and I think that’s the true secret to a great company is being very focused on its customers.  Let me tell you, that’s the one thing that differentiates you in many, many aspects in this business we’re in and if you can do that better than the next guy, you will win their confidence and you’ll win their respect and you’ll win their business and that’s the game that we have to be very, very good at.

Number one or two in nearly every business.  We weren’t number – I think we were number two in the process technologies business in the market.  Now, I think we clearly can say that we’re going to move into that number one position. Rarely in your lives do you get to create a number one market leading company and that’s what we have the ability to do today and that’s just – it’s just a wonderful opportunity for all of us to be able to touch every aspect of the separation and process business.

From the beginning whether, again, the S&T business is what we do all the way to the IES business, touching it from the wellhead al the way to the refinery.  And that’s what we are creating here. We’re creating a business that can really spread across all those markets and clearly be the number one player in the businesses that we’re in.  If you look at our footprint in our other businesses, Cameron’s really made up of 11 different businesses and I’m going to show you – I can talk to this next slide for probably hours as Joe Mongreen will attest.  I’ll get to that in a minute, but primarily focused on the process and transportation sides of the business, we really are truly an oil and gas company and everything that kind of happened from the front end to the back end, that’s what we like to hang out in.  Deepwater.  You know that is the sexy part of the business now – deepwater – everything’s moving offshore – everything’s moving in the subsea arena, pre-salt in Brazil, West Africa, Gulf of Mexico.  We’re really good at that. Cameron is very good at that.  And I think that’s going to be something that we can take what we’re going to create here with Natco and Petreco and be even better at it from the separation and process side of the business.

After market.  We love to take care of things after we have sold ‘em and what appealed really to us about the Natco brand and you look in the S&T business, you look in pieces of the IES business, even in the A&C business where you have a lot of service components to it.  Service, as I said, is a very key differentiator in this business.  If you build it and you have the ability to service it for many, many, many years to come, you would create a true value chain and what I say, you really create an annuity with every installed base and we love to take full advantage of that annuity.  Think of you when you take your car to the dealership to get it worked on or repaired and you buy oil filters and air filters and everything else. That’s truly where the money is made and I think we understand that.  I know Cameron understands it.  I know Natco understands it and when you get it, I think you really understand that you have to put a lot of focus on it and you have to put an organization around it that’s committed to it and so you are working – you’re going to be working with a company who does understand that and values it.

A lot of our business is overseas.  Again, not unlike where you’ve seen a lot of your business migrate over the years so has Camerons.  We have probably 70 percent of the orders we received in ’08 came from outside of North America.  So, we’re going to see that trend continue and it’s a good thing to work for a company that has a focus on the global market instead of just a piece of the world and we truly are going to benefit from that.

I think it’s important to tell you that you are going to work for a company that is financially healthy. We have no debt, just like Natco.  We have a billion, four in cash at the end of the first quarter – that’s a lot of money, but no net debt relative to all of that. So, we’ve got a lot of visibility to our business in terms of our balance sheet and the opportunities that can give us to continue to grow and invest in the businesses that we truly value.  And, you know, when we look at how we spend our money, the first thing we always spend our money is ourselves. When you look at Cameron’s investments over the last five years, we’ve spent close to a billion dollars just internally on improving our work practices, improving the things that make us more efficient, make us more competitive, expanding our footprint in various parts of the world to investing an infrastructure and facility.  I think it’s one of the things that attracted John and his organization to Cameron is just the commitment to that and take what Natco’s doing into a lot of these other markets in a bigger way – having the ability to build some of the products in markets where that’s going to be very critical to our future.

All right.  Now, I’m going to show you the bubble graph.  This is busy and I know it’s kind of – what is this?  It really describes Cameron in how we’re organized.  We have 11 different businesses.  I have 11 folks that wake up every day focused on their specific businesses.  Again, not unlike how you’re organized.  You know, it’s comforting for me to know that I don’t have to worry about every one of these together, that I’ve got individuals who really look and say:

•	How can I be more competitive?

•	What am I missing to be more competitive?

•	What products do I need?

•	What technology do I need to be more competitive?

•	How is my cost structure affecting my ability to run my business most effectively?

•	What markets am I not serving?

•	What markets do I need to serve better?

•	How do I build this product in this part of the world versus that part of the world?

You know, focus is a true, I think been a true enabler for Cameron’s ability to grow its business so significantly through just an organic organization over the last several years and I think it had a lot to do with just how we’re organized and focus on those businesses.

If you look right in the middle of this, there’s a circle called Separation and that’s about a $250 million business today for Cameron.  The size of the bubble represents the size of the business.  So, you can see the subsea surface drilling businesses are close to billion-dollar businesses for us.   And the red circles means it’s sitting within our DPS group, which is Drilling & Production Systems group. The circles in the orange is our Valve and Measurement group and then the Compression group is our Recip and Centrifugal, which are gray, are the compression pieces.  In that, you know, look at the bubble way up there on the right, Centrifugal, you say, Wait a minute.  Does that really fit and everything? Actually that bubbles moving a little more to the left.  The real bubble that I think we’re going to talk a lot about as it relates to Natco’s products and capabilities is that recip business.  That’s going to be a wonderful enabler I think for us to expand to markets.  But look what happens when we add Natco to the Cameron portfolio. It becomes a pretty big business, and we’re excited about that. We’re excited about where it sits, where it’s focused both on onshore and offshore, deepwater markets.  You know I say deepwater’s important to our future.  Onshore is important today. When you say 98 percent of the wells that are drilled and completed around the world are onshore, it’s a market you better be focused on and so I like our portfolio. Things above that line that runs through the horizontally through the middle of all of this, it shows you the focus we have in surface applications and it also shows you I think where we have migrated to become a very significant player in the subsea or deepwater markets.

This really is, I think, the message I want to get to all of the employees here today is really the breadth of the organization that Cameron represents, the opportunities it represents.  Many of us at Cameron have had the privilege of working through a lot of the different businesses that are up here and I think the strength of any organization’s ability to grow and be successful is to leverage the talent of its employees and put ‘em where they can best be successful.  You know, as John said you get the best players on the field and we’ve got a pretty big playing field.  You’re coming to work for a company that is more than just a separation technology company.  It’s more than just a subsea company, more than just a drilling equipment company, more than just a surface systems company or compression or valve company.  We have the opportunity I think to create a lot of value, not only for our shareholders but for our employees with this footprint that we have today.

And as I could say, I could go on about the organization and you know, the focus we have. We have about 16,800 employees, Joe?  Whatever.  When I joined Cameron in ’99, I think we had about 3,500 employees and so that – that is a big step change for us and I know we’ll be pushing 19,000 employees I guess with this transaction. So, anyway, I am – I think I’m probably have allotted – finished my allotted time, at least on these slides, but be happy to answer questions.  Joe Mongrain, who is Cameron’s head of Human Resources here is with me.  Kevin Fleming, who’s head of Cameron’s Drilling Production Systems’ HR group is here.  Let me tell you, you know you say why does it fit in DPS? And I will tell you, the guy who runs this piece of the business as our senior vice president of Cameron is John Carne – John’s over in Europe right now dealing with some other pieces of the business.  As you can see, he’s got a pretty broad portfolio, but this fits great and, you know, in terms of it’s where Petreco fits because it hangs out with some of the things we’re doing subsea, hangs out with some of the things we’re doing onshore. We just continue to see the great fit that it will have within this piece of the business.  But I will tell you it hangs out well with the Valve & Measurement – that piece of the business, too, and I think Compression – as we see the opportunity to create – actually create new business.  We don’t really quite yet appreciate with the Compression footprint.  I think a lot of you have heard of a company called Exterran who we compete with.  I know Frank knows ‘em and you guys compete with ‘em in the S&T business every day. Well, let me tell, you we’ll kick their ass with this combination right here. (Laugher) That’s a fact.  Can I say that Kathy?  You know, we’ve been – I tell you what, poor John and I – and I use the word “neutered” around what we can say about, we’re gonna really go out and, you know, do something with this. Well, let me tell you, we’re creating a very, very big business and it’s going to wake some people up and when you look at the combination, the technology, and you look at the people, you look at the footprint, I mean, there is no where we do not are not going to just be able to cover up our customers and give them everything they need.  I think it’s going to be a lot of fun.  So, I’m looking forward to it.  Thank y’all!

Question/Answer Segment
Q:           Question
A:           Answer                                M:  Moderator

Moderator
Okay.  Who’s got the first question?  Come on, Cindy?

      Q:      What’s going to happen with the Natco name?

A:
I think you asked, what’s going to happen with the Natco name?  As Jack just said over my shoulder, you know we are very, very fortunate in that we are bringing two highly regarded and well-recognized brands to the table in Cameron and in Natco. As I said in my remarks, if you look below Natco and you see the test brand, you see Cynara, you see all of the other Port-a-test – the brands that we have reserved at a product level, I expect that those will continue as they have within the Petreco family, brands that they cobrand with Petreco and with Cameron.  And I know that will be a central effort of this transition team is how do we put the best face on the combined entity for our customers so that they clearly understand what it is that we offer and we take advantage of that brand identity in the various markets that we’ll serve.  You want to add anything to that?

A2:	No, I would agree to that. You know, we’ve got a lot of ideas. John and I can come up with a lot of ways to – we do know it will not be called Petco. (Laughter)

A:	And we took Patrico off the table, too. (Laughter)

A2:
If you do go to the Cameron website and you look in our process technologies under the Petreco brand, you will see every similar to Natco, Wemco, Vortoil – things that really make up the value of the brand itself.  We are very, very focused on maintaining visibility to those product technologies and those brandings that are there, but we do have – we’re going to have some smart people working on this.  So, I’m confident we’ll come up with the right way to get this out into the public and capture the best of both of what we bring.

A:	Guillermo, do you have a question? I saw your hand go up.

Q:	I know. How long will we be remaining in this building?

A:
I hope for some time.  And again, that’s going to be a topic of the transition team, but as you know, most of the DPS group is right down the street here and they are fresh out of room and as you know on one of my spending sprees, I’ve contracted for more space and so, I think that we’ll come up with an optimal solution, but it’s clearly going to be in this zip code and I think, most likely will be in this building. That’s a safe bet, I heard.  Yeah?

Q:	You had mentioned about our present path with Oracle – and I know Cameron’s on SAP. What are the plans down the road for that?

A:	They’re going to convert to Oracle (laughter).

Q2:	Can we get rid of them both?

A:
Yeah. We’re gonna go back to the “Big Chief” tablet.  That was a lot easier to do.  No, we have begun to sort of have that discussion about where do we end up.  And I think the short answer is for Natco, we continue on the course that we’re on.  It’s too important for us to stop and then wait.  So, clearly, we’ll stay on the Go Live 2 a plan that we’re on – we’ve got a lot of things to do around data cleansing and all the kinds of things and then in time, we’ll figure out where we end up as a combined entity but all lights are green for Oracle. Everyone stay focused. Everyone keep working and we look forward to a successful implementation of the program as we have it contemplated right now.

Q:	Will the various parts of Natco be split up? Things like Linco would probably be best served in the measurement group, TEST maybe in some other group.

A:	Well, that’s a question for Jack. So, I’ll let him …

Q:
You know, quite honestly, we haven’t probably grounded all of that.  I think right now our focus is to embrace Natco as Natco looks like and see where we can leverage the various pieces of Natco with the various pieces of Cameron and you know, our intent is to one plus one equals three, not two.  And where we can put the pieces that make up Natco.  Natco’s not unlike Cameron.  There’s lots of technologies kind of embedded in pieces of it. And if you look at – we do have a measurement company – it’s about $120 million piece of our business.  It’s part of our valve group.  There’s probably some opportunity there. We don’t really understand what all of that is yet and I think we – there’s certain things we can’t do yet and until we get that green light to be able to dive into some of this in a deeper way.  You know, we just agreed to do this yesterday.  So, there’s some things we haven’t quite been able to run the ground yet and but you know, our mission is to make sure we create as much value as we can and there’s some obvious opportunities with leveraging.  You know as I said, some of the compression technology and the valve and the surface wellhead technologies with existing pieces of Natco, but it’s really more just linking those together. It’s really more of disconnecting and what fits.  But in terms of embedding something in something else, that really hasn’t been run to ground yet and we will. We will look at those. I’m going to reiterate what John said as well as far as communications.  Obviously, we’re going to be looking at how we can make this a bigger, better company.  So, that means there will be some changes.  I don’t know what they’ll all be and I don’t know who all it will affect, but our mission here is to make sure that we communicate that as effectively and as quickly and as much as what we know when we know it.  And I believe in that, too.  I truly believe in what John has said that if you don’t communicate what’s going on, you create a lot of uncertainty, you create a lot of – a lot of rumors that probably are going to be unfounded and untrue and we’d rather communicate to you what’s really happening when it happens and what we can and that’s the commitment I have and I believe in that and I think that’s kind of driven by our HR philosophy, too, and I think you’ll appreciate that.

M:	Great. We echo the same thing. Yes, sir?

Q:	When does the business integration start at the grunt level?

A:	At the what level?

Q:	Grunt level. (Laughter)

A:
Well, nothing officially can happen until the transaction closes, right.  So, that’s one of the main rules that we have to abide by, but hopefully, in the transitional period, which again is probably 75 to 90 days, we’ll formulate jointly those plans so that those closings whatever those plans turn out to be, we can implement as quickly and efficiently as we can.

Got another one? Yes?

Q:	How will the manufacturing facilities be affected for Natco being that Petreco uses subcontractors for their equipment?

A:
Well, one of the synergies and I’ll let Jack respond as well, but one of the synergies that we saw putting the two companies together was we had typically had sort of a manufacturing centric focus around certainly S&T and to a lesser degree but still – still a pretty important focus around IES. That being said, we also have had ours to fill and capacity to use within these shops.   As Jack said, Petreco has used a model where they subcontracted out all of our fabrication around the world.  That cost them some margin when they do that and it’s a different model.  For us, from our shareholders, we saw this as an opportunity to actually fill our shops possibly with some of that Petreco work that otherwise would be going elsewhere. So, I think that’s a great example where one plus one equals three kind of opportunities exists.  So, I think that’s a good outcome of it.

A2:
I would agree.  I had the privilege last week to hook up with Patrick here and run up and see Electra and run over and see New Iberia firsthand what your capabilities are and what you’re doing and obviously, there’s a lot of opportunity for Cameron to leverage what’s already there and that is that’s truly one of the opportunities we’re going to have to understand and take full advantage of.

A:	And again, I think you heard Jack say, they are very much manufacturers. So, they get it.

Any more? Bob Curcio.

Q:	I’m going to ask the hard question.

A:	Okay.

Q:	Jack, from a manufacturing standpoint, just say how many facilities you have in Cameron that are manufacturing?

A:
Oh, wow! Bob would ask me that question.  Well, okay about 25.  I mean, when you look – Cameron has 250 locations in 70 countries.  Not all of them are manufacturers. We build product in Brazil.  We build product in Malaysia. We build product in Singapore. We build product in Romania.  We build product in France. We build product in Italy. We build product in the UK.  We build product in Ireland.  Let’s see, what country have we not … Germany. We build product in Germany.  Then we come over to this side of the world. We build product in Argentina. We build product in Mexico. We build product in Venezuela, a little bit, still.  I don’t know – our finance guys aren’t here.  Maybe we didn’t get paid this week (laughter). We build product in Louisiana. We build product in Texas. We build product in Oklahoma.  We build product in Canada.  We build product – what else did we – we don’t build anything in California like you do, unfortunately. We do build all over the world but we don’t build any of what you guys do.  But when you’re looking at wellhead technology, drilling technology, the valve technology, we probably build 70 percent of what we sell. That’s probably a good rule of thumb.

M:	Okay. If you ask one more question, you can take an early lunch – if you quit now, you have to go back to work. Cindy? Save the group.

Q:
I have two questions.  One about business and then the one that probably a lot of people want to ask, but nobody’s gonna ask.  The first is about our activities over in the Middle East with our new facility and then moving into Brazil, are we going to be continuing forward with all of the things that we have in place?

A:
Yes and yes.  We talked at length this morning on the analysts conference call about the benefits of bringing the two companies together as it affects the Saudi market and the manufacturing joint venture and Cameron has the same partner in Saudi that we have. So, that’s a big plus to start with.  And again, we now have the opportunity to bring the full product line into the Kingdom. The plant itself is on schedule. We should be up and running by the end of the year.  I think being able to not only address markets within the Kingdom itself but also in the region, that’ll help that ramp-up and, again, I think being together gives us a lot more substance, a lot more opportunities that stir up work that put through the shop.  So, I think it’s a huge plus going forward.  And your second question?

Q:	Is about the employees and do you anticipate a lot of layoffs due to redundancies and job positions and otherwise?

A:
Well, look, the honest answer is we’re going to have to sort through all of that through this transitional period, right?  But I think what you hear in the message that we have both tried to convey today is that there is far more complimentary activity by bringing these two companies together than consolidation.  This is not about whacking out a bunch of people to make a business work. This business will work from the top line from the opportunities that we’ve identified.  That being said, there are also positions that are likely redundant when the two organizations come together and that is our commitment that as we sort through what that means to everyone as an individual, ‘cause that’s where it counts.  It counts what has affected me – we’ll be as forthright as we can.  I think everyone in this room and listening in knows that Patrick and I have from the get-go had an established practice and we treat people right on the way into the organization, we treat people right when they’re in the organization and if this comes to a fact where someone is leaving the organization because of this combination, we’re gonna treat ‘em right, treat ‘em with respect and help ‘em move into whatever is next on their personal horizon.

And that, again, that’s a worrisome thing that’s lurking around on everybody’s mind. But just relax, it’ll take care of itself.

One more.

Q:	This question is on a lighter note. Will we have access to the – to Cameron’s gym and deli? (laughter)

A:
I don’t see why not. Get over there early. The access is – well, I guess it’s 24/7, right, if you have the right pass.  I’m sure Mr. Fleming would not exclude a key part of their organization, let’s put it that way.  Put him on the spot.  No, I think it is a wonderful – you know, the one thing I miss about where I’m at over there on Post Oak is that you don’t have access to a cafeteria and a place where people gather and have lunch in a lighter environment and it’s been a very big asset for that building and one that I encourage everyone to use.  So, yeah, it’s – and I think certain outside people have access into it, but if you’re a Cameron employee, it’s easier to get through the process. So, I’m sure that will be a great option for you.

M:
They have a lot of cool stuff. (Laughter)  All right. Let me close with one kind of thank you.  This effort that we’ve announced last night did not come about easily and there about I would say five, then a dozen, then two dozen people that worked tirelessly to get Natco in position to address due diligence and to do the number of things that have to happen in order to get this far in this process and I thank everyone of you for that effort. There’s still a lot of work to do to get the deal done. There’s still a lot of work to do to run our business and to manage our business everyday. So, again, from the bottom of my heart and on behalf of Patrick, we thank you for the work that you’ve done and the sacrifice you made and what is ahead.  So, celebrate the day. Be a little nervous, but it’s good – it’s an exciting thing moving forward. So, I appreciate everybody coming today.  Thank you.  (Applause)

(Meeting Concludes)

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron's and NATCO's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO's stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC's website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron's website at www.c-a-m.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by accessing NATCO's website at www.natcogroup.com under the tab "Investor Relations" and then under the heading "SEC Filings."

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO's proxy statement when it is filed with the SEC. You can find information about NATCO's executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.